EXHIBIT 99.7

SECTION 1350 CERTIFICATIONS

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350 of chapter 63 of title 18 of the United States Code), the undersigned officer of Neptune Wellness Solutions Inc. (the “Company”), hereby certifies, to such officer’s knowledge, that:

This annual report on Form 40-F for the fiscal year ended March 31, 2021 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Michael Cammarata
Michael Cammarata Principal Executive Officer July 15, 2021

SECTION 1350 CERTIFICATIONS

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350 of chapter 63 of title 18 of the United States Code), the undersigned officer of Neptune Wellness Solutions Inc. (the “Company”), hereby certifies, to such officer’s knowledge, that:

This annual report on Form 40-F for the fiscal year ended March 31, 2021 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Toni Rinow
Toni Rinow Principal Financial Officer July 15, 2021